Mail Stop 4561

April 21, 2010

Richard E. Leigh, Jr., Esq., General Counsel
Motricity, Inc.
601 108th Ave. Northeast, Ste. 900
Bellevue, WA 98004

      Re: Motricity, Inc.
               Amendment No. 2 to Registration Statement on Form S-1
               Filed April 8, 2010
               File No. 333-164471

Dear Mr. Leigh:

We have reviewed the above-captioned filing and your response letter dated April 7, 2010, and have the following comments.

Business, page 70

Our Solutions and Services, page 76

1.   Please revise the mCore Marketplace graphic on page 77 and/or the disclosure following the graphic so that the graphic is more understandable. For example, but without limitation, the purpose of the concentric "Community" and "Commerce APIs" circles is unclear.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

2.   For arrangements that do not give the customer the right to take possession of the software, consider clarifying your disclosure to explain how you separate the units of accounting. That is, explain why the hosting and subscription fees are recognized separately from the professional services and how you allocate the arrangement consideration.

3.   We note the revisions made to your revenue recognition policy disclosure. For arrangements that give the customer the right to take possession of the software, please consider further clarifying your disclosure to indicate that the entire arrangement falls within the scope of ASC 985-605, pursuant to the guidance in ASC 985-605-55-121. In addition, your disclosure should be enhanced to describe how

you separate the elements within these arrangements. That is, explain how you apply the guidance in ASC 985-605-25-78 to each of the elements.

4. For arrangements that give the customer the right to take possession of the software, please explain how you apply contract accounting to the elements within its scope (i.e. professional services and subscriptions). As part of your response, address the segmentation criteria in ASC 605-35-25-10 through 25-14. Also explain how you recognize revenue related to the professional fees to enhance the functionality of the software solution. Consider clarifying your disclosure to indicate the method used to recognize revenue for the elements accounted for under contract accounting.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224, or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan S. Jacobson, Staff Attorney, at (202) 551-3428. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (212) 446-4900
        Mark D. Director, Esq.
        Christian O. Nagler, Esq.
        Kirkland & Ellis LLP